

September 23, 2009

<u>Via U.S. Mail and Facsimile (39 02 365 79809)</u>

Pasquale Natuzzi
Chief Executive Officer
Natuzzi S.p.A.
Via Iazzitiello 47
70029 Santeramo, Italy

> **Re:** **Natuzzi S.p.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed June 29, 2009**
> **File No. 1-11854**

Dear Mr. Natuzzi:

We refer you to our comment letter dated August 24, 2009 regarding business contacts with Syria and Iran. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Pamela Long
        Assistant Director
        Division of Corporation Finance